October 2, 2008

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Fiscal Quarters Ended

March 31, 2008 and June 30, 2008

File No. 0-51515

Dear Mr. Mew:

This letter responds to the comments raised in your letter dated September 9, 2008 regarding your review of the above referenced Company filing. We have repeated your comments 1 and 2 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Item 1. Business

Customers, Products and Suppliers, page 3

1.	We note your response to comment 2 of our letter dated May 19, 2008 regarding the disclosure of product and service revenue information. The disclosure requirements do not necessarily presume revenue generated by a single product would exceed the 10% quantitative threshold and therefore expects the grouping of “similar products and services” when providing product revenue contributions. Disclosing a further breakdown of the revenue contribution of the food/non-food category would provide investors with better information about your sales mix which is the primary objective of the disclosure requirement. Accordingly, we are not persuaded that your enterprise-wide disclosure using the category of food/non-food is consistent with the disclosures required by paragraph 37 of SFAS 131 and Item 101(c)(1)(i) of Regulation S-K. Please revise your disclosure and show us what your revisions will look like.

Response: We will revise Note 15, Segment Information in our Annual Report on Form 10-K for the year ended December 31, 2008 to include an enterprise-wide analysis of our similar products. The revised disclosure will be as follows:

15. Segment Information

We are one of the largest wholesale distributors to the convenience retail industry in North America, providing sales and marketing, distribution and logistics services to customer locations across the United States and Canada. We distribute consumable goods consisting primarily of cigarettes, food products (such as snacks, fast food, and groceries), candy, tobacco, general merchandise, health and beauty care products, and non-alcoholic beverages to customers in approximately 45 states and 5 Canadian provinces. We service a variety of store formats, including traditional convenience stores, grocery stores, drug stores, liquor stores, gift shops, specialty stores and other stores that carry convenience products.

As of December 31, 2008, we operated 24 distribution centers (excluding two distribution facilities we operated as third party logistics provider) which support our wholesale distribution business. Out of the distribution centers, 20 are located in the United States and 4 in Canada. These distribution centers (operating divisions) produced almost all of our revenues and have been aggregated as operating segments, in accordance with SFAS 131, Disclosures About Segments of an Enterprise and Related Information, into two geographic reporting segments, United States and Canada, based on the different economic characteristics and regulatory environments of both countries. Corporate adjustments and eliminations include corporate fees for service revenue, reclassifying adjustments, corporate allocations, and elimination of inter-company interest charges. Accounting policies for measuring segment assets and earnings before income taxes are substantially consistent with those described in Note 2, Summary of Significant Accounting Policies. Inter-segment revenues are not significant and no single customer accounted for 10% or more of our total revenues. Information about our business operations based on the two geographic reporting segments follows (in millions):

	Year Ended December 31,
	2008		2007	2006
Net sales:
United States	$	xxxx.x	$4,771.3	$4,360.2
Canada		xxx.x	768.2	932.5
Corporate adjustments and eliminations		xx.x	21.4	21.7

Total	$	xxxx.x	$5,560.9	$5,314.4

Income before income taxes:
United States	$	xx.x	$18.1	$15.4
Canada		x.x	(1.0)	3.1
Corporate adjustments and eliminations		xx.x	20.5	15.5

Total	$	xx.x	$37.6	$34.0

Interest expense:
United States	$	xx.x	$20.6	$21.9
Canada		xx.x	—	—
Corporate adjustments and eliminations		xx.x	(18.2)	(16.6)

Total	$	x.x	$2.4	$5.3

Interest income:
United States	$	x.x	$0.2	$0.1
Canada		x.x	0.1	0.4
Corporate adjustments and eliminations		x.x	1.1	0.6

Total	$	x.x	$1.4	$1.1

Depreciation and amortization:
United States	$	xx.x	$11.2	$10.5
Canada		x.x	1.0	0.9
Corporate adjustments and eliminations		x.x	2.7	1.8

Total	$	xx.x	$14.9	$13.2

Identifiable assets by geographic reporting segment:

	As of December 31, 2008		As of December 31, 2007
Identifiable assets:
United States	$	xxx.x	$489.4
Canada		xx.x	87.7

Total	$	xxx.x	$577.1

The net sales mix for our primary product categories is as follows (in millions):

	2008		2007	2006
Cigarettes	$	xxxx.x	$3,863.1	$3,783.8

Food		xxx.x	596.7	522.4
Candy		xxx.x	349.8	318.3
Other Tobacco Products		xxx.x	353.4	322.6
Health, Beauty & General		xxx.x	206.2	187.7
Non-Alcoholic Beverages		xxx.x	186.4	174.3
Equipment / Other		xxx.x	5.3	5.3

Total Food/Non-Food Products		xxxx.x	1,697.8	1,530.6

Total Net Sales	$	xxxx.x	$5,560.9	$5,314.4

Given the additional enterprise wide disclosure related to our primary products which we are providing in the above disclosure, we do not think it would be meaningful to continue to include separate disclosure in our segment note about our operations by major product category for each of our geographic reporting segments. Therefore, we do not intend to provide such a breakdown as we have done historically.

We will also revise our disclosure in the Customers, Products and Suppliers section of Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2008 to include the following information:

“Below is a comparison of our net sales mix by primary product category for the last three years.

	2008				2007		2006
	Net Sales		% of Net Sales		Net Sales	% of Net Sales	Net Sales	% of Net Sales
Cigarettes	$	xxxx.x	xx.x	%	$3,863.1	69.5%	$3,783.8	71.2%

Food		xxx.x	xx.x	%	596.7	10.7%	522.4	9.8%
Candy		xxx.x	xx.x	%	349.8	6.3%	318.3	6.0%
Other Tobacco Products		xxx.x	xx.x	%	353.4	6.4%	322.6	6.1%
Health, Beauty & General		xxx.x	xx.x	%	206.2	3.7%	187.7	3.5%
Non-Alcoholic Beverages		xxx.x	xx.x	%	186.4	3.4%	174.3	3.3%
Equipment / Other		xxx.x	xx.x	%	5.3	0.1%	5.3	0.1%

Total Food/Non-Food Products		xxxx.x	xx.x	%	1,697.8	30.5%	1,530.6	28.8%

Total Net Sales	$	xxxx.x	xxx.x	%	$5,560.9	100.0%	$5,314.4	100.0%

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

2.	We note your revised disclosure and response to comment 5 of our letter dated May 19, 2008 regarding your critical accounting estimates. With respect to your disclosure relating to the estimate of claim liabilities and insurance recoveries, please also quantify through a sensitivity analysis the variability to change in order to demonstrate how significant deviations from historical experience could have a material impact on your estimates of accruals. Please refer to SEC Release No. 33-8350. Please show us what your revised disclosure will look like.

Response: We will revise our critical accounting policy disclosure to include a sensitivity analysis related to the estimates used in determining the reserve amounts for claims liabilities and insurance recoveries. In future filings starting with our Annual Report on Form 10-K for the year ending December 31, 2008 our disclosure will be as follows:

Claims Liabilities and Insurance Recoverables.

We maintain reserves related to workers’ compensation, general and auto liability and health and welfare programs that are principally self-insured. Our workers’ compensation, general and auto liability insurance policies include a deductible of $500,000 per occurrence and we maintain excess loss insurance that covers any health and welfare costs in excess of $200,000 per person per year. Our reserves for worker’s compensation, general and auto insurance liabilities are estimated based on applying an actuarially derived loss development factor to our incurred losses, including losses for claims incurred but not yet reported. Actuarial projections of losses concerning workers’ compensation, general and auto insurance liabilities are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, health care costs, litigation trends, legal interpretations, legislative reforms, benefit level changes and claim settlement patterns. Our reserve for health and welfare claims includes an estimate of claims incurred but not yet reported which is derived primarily from historical experience.

Our claim liabilities and the related recoverables from insurance carriers for estimated claims in excess of deductible amounts and other insured events are presented in their gross amounts because there is no right of off-set. The following is a summary of our net reserves as of December 31, 2008 and December 31, 2007:

	2008			2007
	Short- Term	Long- Term	Total	Short- Term	Long- Term	Total
Gross Claims Liabilities:
Workers’ Compensation Liability	xx.x	xx.x	xx.x	5.5	29.8	35.3
Auto & General Liability	xx.x	xx.x	xx.x	0.8	1.1	1.9
Health & Welfare Liability	xx.x	xx.x	xx.x	2.3	0.3	2.6

Total Gross Claims Liabilities	xx.x	xx.x	xx.x	8.6	31.2	39.8

Insurance Recoverables	xx.x	xx.x	xx.x	(3.4)	(20.7)	(24.1)

Reserves (net):
Workers’ Compensation Liability	xx.x	xx.x	xx.x	2.4	9.7	12.1
Auto & General Liability	xx.x	xx.x	xx.x	0.5	0.5	1.0
Health & Welfare Liability	xx.x	xx.x	xx.x	2.3	0.3	2.6

Reserves (net)	xx.x	xx.x	xx.x	5.2	10.5	15.7

The [decrease/increase] in these reserves for 2008 is due primarily to ………………….

A 10% change in our incurred but not reported estimates would increase or decrease the estimated reserves for our workers’ compensation liability, general and auto insurance liability and health and welfare liability as of December 31, 2008 by $x.x million, $x.x million and $x.x million, respectively.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ J. Michael Walsh	/s/ Christopher Miller
J. Michael Walsh President & CEO	Christopher Miller Chief Accounting Officer

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